Exhibit 99.1

Santech Holdings Limited Regains Compliance with Nasdaq Listing Rule 5250(c)(1)

HONG KONG, May 27, 2025 /EINPresswire.com/ – Santech Holdings Limited (the "Company") (Nasdaq: STEC), today announced that it received a notice from the Listing Qualifications Department of the Nasdaq Stock Market ("Nasdaq") stating that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1) and the matter is now closed.

On November 21, 2024, Nasdaq notified the Company that since the Company had not yet filed its Form 20-F for the year ended June 30, 2024 (the “Form 20-F”), it no longer complied with the periodic filing requirement for The Nasdaq Stock Market pursuant to Listing Rule 5250(c)(1) (the “Rule”). Following a comprehensive review and assessment of the materials submitted by the Company, on February 6, 2025, Nasdaq Staff has determined to grant an exception to enable the Company to regain compliance with the Rule. The terms of the exception require the Company to file the Form 20-F by May 14, 2025, as mandated by the Rule. The Company subsequently submitted the Form 20-F on May 13, 2025. On May 20, 2025, the Company received a letter from Nasdaq notifying the Company that, based on the May 13, 2025 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a technology-focused company. The Company historically served a large number of high net-worth clients in China and Hong Kong in wealth management, asset management and health management, and accumulated a large customer base. The Company has since exited or disposed of its historical businesses in financial services, and is actively exploring innovative new opportunities in technology verticals, including and not limited to consumer technologies and enterprise technologies. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com